Exhibit 1

FOR IMMEDIATE RELEASE	13 August 2019

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified that Jacques Aigrain, Non Executive Director of WPP, purchased 10,500 ordinary shares in WPP at an average price of £9.8464 per share on 9 August 2019 and a further 10,500 ordinary shares in WPP at an average price of £9.7253 per share on 12 August 2019. Jacques Aigrain’s shareholding in WPP is now 34,000 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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